Annual General Meeting of Shareholders of Purple Biotech Ltd.

Date: August 25, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

		For	Against	Abstain
Proposal 1:	To approve the election of three directors to serve as first class directors, each for a three-year term until the annual general meeting to be held in 2025, and until their respective successors are duly elected and qualified, on the terms set forth in the Proxy Statement:			
	1(a): Dr. Eric Rowinsky	☐	☐	☐
	1(b): Ido Agmon	☐	☐	☐
	1(c): Robert Gagnon	☐	☐	☐
Proposal 2:	To approve the grant of equity-based awards to each of the members of the Board of Directors of the Company.	☐	☐	☐
Proposal 3:	To approve the terms of engagement of Mr. Gil Efron as the Company's new Chief Executive Officer.	☐	☐	☐
Proposal 4(a):	To approve the terms of engagement of Mr. Isaac Israel, a director, for service as an advisor to the Company.	☐	☐	☐
Proposal 4(b):	To approve the payment to Mr. Isaac Israel of the discretionary portion of the 2020 and 2021 annual bonuses for his former service as the Company's Chief Executive Officer.	☐	☐	☐
Proposal 5:	To approve the payment to Dr. Eric Rowinsky, the Chairman of the Company's Board of Directors, of an additional fee for service as Chairman of the Company's Medical and Clinical Committee.	☐	☐	☐

Do you have a "personal interest" [1] in Proposal 3 or Proposal 4(b) (check or mark "X" clearly in the applicable column)? Votes cast on Proposal 3 and Proposal 4(b) will not be counted, unless "yes" or "no" has been specified as to whether you have a "personal interest" [1] with respect to such proposal.

		Yes	No
Proposal 6:	The undersigned has a personal interest [1] in Proposal 3	☐	☐
Proposal 7:	The undersigned has a personal interest [1] in Proposal 4(b)	☐	☐

[1] As such term is defined in the Israel Companies Law, 5799 – 1999, and as described in the Proxy Statement for the Annual General Meeting.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here

Please Date Above

Please Sign Here

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← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Purple Biotech Ltd. to be Held on August 25, 2022 for Holders as of July 25, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. August 18, 2022.

To review AGM related materials, including the full Proxy Statement, please visit: https://purple-biotech.com/Investors/#shareholderMeet

PROXY TABULATOR FOR

PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Purple Biotech Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 18, 2022)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Purple Biotech Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 25, 2022** at the **Annual General Meeting of Shareholders** of **Purple Biotech Ltd.** to be held on **August 25, 2022**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**

2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903